Contact

www.linkedin.com/in/byron-wurdeman-b6225220 (LinkedIn)

Top Skills

New Business Development
Medical Devices
Healthcare

Byron Wurdeman

ResBed Disruptive Technology
Dobson, North Carolina, United States

Summary

We have designed a new hospital bed to help everyone that comes in contact with it to have better outcomes than beds they have used in the past. We plan to continue designing better medical devices with simple functionality while driving costs down in every area possible.

Experience

Resolution Bed Inc.

1 year 7 months

CEO
April 2021 - Present (1 year 7 months)
United States

CEO Resolution Bed, Inc.
April 2021 - Present (1 year 7 months)
United States

Piedmont Medical, Inc.

CEO
May 1995 - Present (27 years 6 months)

Education

Lakeview Centennial High School

· (May 1980)